[redacted]

08032301

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2007 (MM/DD/YY) AND ENDING 3/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MF Global Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, 20th Floor
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Marino 312-261-7102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive, 14th Floor (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

SEC Mail Processing Section
JUN 03 2008
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2008 A
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. Kemper Cagney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MF Global Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL SEAL
JOAN P. ACKERMAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-6-2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
MF Global Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, of changes in subordinated borrowings and of cash flows present fairly, in all material respects, the financial position of MF Global Inc. (the "Company") at March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 29, 2008

MF Global Inc.
Statement of Financial Condition
March 31, 2008

Assets	
Cash and cash equivalents	$ 358,080,300
Cash and securities segregated under Federal and other regulations	3,081,978,000
Securities purchased under agreements to resell	8,469,334,700
Securities borrowed	2,974,549,400
Securities owned, at fair value	3,580,746,800
Receivables - brokers, dealers and clearing organizations (net of allowance of $1,078,500)	1,989,826,000
Receivables - customers and non-customers (net of allowance of $2,269,300)	2,080,492,200
Receivables - affiliates, net	120,392,500
Other receivables	8,419,300
Memberships in exchanges, at cost (market value $36,033,400)	8,441,200
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $11,747,100)	19,583,900
Intangible assets (net of accumulated amortization of $47,538,500)	132,027,600
Deferred tax assets, net	32,509,100
Other assets	58,765,000
Total assets	$ 22,915,146,000
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 7,550,805,600
Securities loaned	379,722,700
Securities sold, not yet purchased, at fair value	780,089,400
Payables - brokers, dealers and clearing organizations	4,157,599,000
Payables - customers and non-customers	8,478,898,700
Payables - affiliates, net	293,112,600
Accrued expenses and other liabilities	115,110,200
Total liabilities	21,755,338,200
Commitments and contingent liabilities (Note 17)	-
Subordinated borrowings	756,000,000
Stockholder's equity	
Common stock, $.01 par value; 3,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	430,497,890
Accumulated deficit	(26,690,100)
Total stockholder's equity	403,807,800
Total liabilities and stockholder's equity	$ 22,915,146,000

The accompanying notes are an integral part of these financial statements.

END